UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                  For the nine months ended September 30, 2002

                         Commission file Number: 0-29712

                              DOREL INDUSTRIES INC.
--------------------------------------------------------------------------------



          1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4
--------------------------------------------------------------------------------


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                    Form 20-F                     Form 40-F |X|


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes |_|                       No |X|

              DOREL
LES INDUSTRIES DOREL INDUSTRIES, INC.

DOREL JUVENILE GROUP,
NORTH AMERICA
                                            C O M M U N I Q U E
Cosco
                                DOREL ACQUIRES A LEADING EUROPEAN JUVENILE
Safety 1st                               PRODUCTS MANUFACTURER
                            Secures Company as World's Largest Player in Segment
DOREL JUVENILE GROUP,
EUROPE                     Montreal,  January 29, 2003--In the most  significant
                           acquisition  in its history,  Dorel  Industries  Inc.
Maxi Cosi                  (TSX: DII.A;  DII.B;  NASDAQ:  DIIBF) today announced
                           that it has signed a share purchase  agreement to buy
HOME FURNISHINGS           substantially  all of the shares of juvenile products
                           manufacturer  Ampa  Group of Cholet,  France,  widely
 Ameriwood                 known throughout much of Europe as Bebe Confort. "The
                           acquisition  clearly  positions  Dorel as the  global
 Ridgewood                 leader in juvenile  products and opens up a number of
                           exciting   opportunities   for  us,"   stated   Dorel
 Dorel Home  Products      President and CEO, Martin  Schwartz.  The purchase is
                           conditional upon the successful completion of certain
 Cosco                     final due  diligence  procedures  and is  expected to
                           close no later than the end of February.
 Dorel Asia
                           Founded   in   1875,   Ampa   is   a   privately-held
                           organization  universally known in France through its
                           major  brands:  Bebe Confort,  Babideal,  MonBebe and
 EXCHANGES                 Baby  Relax.   The  Company's  brands  are  extremely
                           well-recognized  and have gained wide acceptance from
                           consumers   for  their   high   quality,   broad  and
                           innovative    product    lines    that    incorporate
                           state-of-the-art features and up-to-date fashion. The
 CANADA:                   Ampa Group or Bebe Confort is a leading  force in the
 Toronto                   French  market  with  long-established   distribution
 Stock Exchange:           channels  through  independent   retailers  and  mass
 DII.A, DII.B              merchants. Products, in all price categories, include
                           prams, strollers, car seats, high chairs, beds, play yards, safety aids, apparel as well as feeding accessories.

 U.S.A.:                   The total value of the  transaction is  approximately
 NASDAQ:                   $US240 million and the acquisition is expected to add
 DIIBF                     in the range of $0.15 to $0.20  per share to  Dorel's
                           earnings in the current fiscal year.  This amount was
                           not  included  in the 2003  guidance  release  issued
 CONTACT:                  yesterday (January 28, 2003).
 Maison Brison
 Rick Leckner              The Ampa  Group is highly  profitable.  Sales for its
 (514) 731-0000            fiscal   year   ended   September   30,   2002   were
                           approximately  $US187 million.  It has  manufacturing
 Dorel Industries Inc.     facilities in France,  Italy and Portugal and employs
 Jeffrey Schwartz          over 1,000 people.
 (514) 934-3034

"This is truly a milestone transaction for us. I am delighted to be able to bring the Bebe Confort family into our own," said Mr. Schwartz. "This is a very well-run organization under the leadership of Mr. Dominique Favario who has been the CEO for the past 8 years. In every respect they are an ideal addition to Dorel's existing European operations. Dorel currently has a significant market position in the Netherlands, Germany, the UK and Belgium. On the other hand, Bebe Confort is strong mainly in France, Spain, Italy and Portugal. The strategic benefits of this purchase are therefore highly significant. We immediately gain major new European market share and provide new distribution for Maxi products. Together Dorel and Bebe Confort will have a much stronger position in all of Europe.

"A large portion of Bebe Confort's products are currently manufactured in their own European factories, backed by lines of imported products. This combination will be a forceful one for future product development and in gaining additional market share. Joining forces with the Ampa Group will allow us to greatly accelerate our growth throughout the world," concluded Mr. Schwartz.

PROFILE

Dorel Industries Inc. is a rapidly growing global consumer products manufacturer specializing in three product areas: juvenile products, ready-to-assemble (RTA) furniture, and home furnishings. Dorel's product offerings include a wide variety of RTA furniture for home and office use; juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; and home furnishings such as metal folding furniture, chairs, tables, futons and step stools.

Dorel employs approximately 3,500 people in nine countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) which includes the Maxi-Cosi, Quinny and Safety 1st brand names. Dorel's international sourcing operations are carried out through Dorel Asia based in Hong Kong.

Forward-Looking  Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                      DOREL INDUSTRIES INC.


                                      By: /s/ Martin Schwartz
                                      ------------------------------------------
                                      Martin
                                      Schwartz
                                      Title: President, Chief Executive Officer

                                      By: /s/ Jeffrey Schwartz
                                      ------------------------------------------
                                      Jeffrey Schwartz
                                      Vice-President, Finance and Secretary




Date: November 5, 2002